333 Wolf Point Plaza Chicago, IL 60654
Bradley C. Reed, P.C. To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	United States +1 312 862 2000	Facsimile: +1 312 862 2200

www.kirkland.com

  December 5, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joseph Kempf

Robert Littlepage

Alexandra Barone

Mitchell Austin

Re:	SailPoint Parent, LP

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 24, 2024

CIK No. 0002030781

Ladies and Gentlemen:

On behalf of SailPoint Parent, LP, a Delaware limited partnership (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated November 7, 2024, from the staff of the Division of Corporate Finance (the “Staff”) relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics).

Concurrently with the submission of this letter, the Company is submitting Confidential Draft Submission No. 3 on Form S-1 (the “Revised Draft Registration Statement”), and where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of Revised Draft Registration Statement that address the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Draft Registration Statement, and all references to page numbers and captions correspond to the Revised Draft Registration Statement unless otherwise specified.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

December 5, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Regarding the disclosure on page 3, identify all non-GAAP financial measures as non-GAAP and fully comply with the disclosure guidance in Item 10(e) of Regulation S-K. Similarly revise your disclosures elsewhere, as applicable.

RESPONSE:

The Company has revised its disclosure on pages 3, 74, and 107 to include the language below:

Adjusted gross profit margin, adjusted subscription gross profit margin, and adjusted operating margin are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for our definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures, a discussion of the limitations of these non-GAAP financial measures, and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

2.

Correct the amount of your net loss for the year ended January 31, 2023, disclosed in the second paragraph on page 3. Also, identify the net loss for the year ended January 31, 2022 as the predecessor’s net loss. Similarly revise your disclosures here, in MD&A, and elsewhere in your filing to clearly distinguish between the results of your operations and the results of your predecessor’s operations.

RESPONSE:

The Company has replaced the paragraph identified by the Staff and other similar disclosures in the Draft Registration Statement with the following disclosure on pages 3, 73, and 106:

For the fiscal year ended January 31, 2022 (Predecessor), period from February 1, 2022 to August 15, 2022 (Predecessor), period from August 16, 2022 to January 31, 2023 (Successor), and fiscal year ended January 31, 2024 (Successor):

Securities and Exchange Commission

December 5, 2024

•	Our revenue was $450.0 million, $276.2 million, $276.7 million, and $699.6 million, respectively.

•	Our gross profit margin was 74%, 70%, 58%, and 60%, respectively.

•	Our adjusted gross profit margin was 78%, 73%, 77%, and 77%, respectively.

•	Our subscription gross profit margin was 81%, 78%, 64%, and 67%, respectively.

•	Our adjusted subscription gross profit margin was 85%, 81%, 83%, and 84%, respectively.

•	Our operating margin was (13%), (52%), (62%), and (48%), respectively.

•	Our adjusted operating margin was 3%, (7%), 3%, and 8%, respectively.

•	Our net loss was $(63.2) million, $(149.2) million, $(183.3) million, and $(395.4) million, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 72

3.

Please discuss how the change in control in August 2022 has impacted the operating results of your business, including your discussions of your income statement line-items and the operations underlying your key business metrics. Also, explain why it is meaningful to compare the performance of current management to the previous management. Describe any business decisions of current management that impacted the changes in your income statement line-items or have resulted in the improvement in your metrics.

Securities and Exchange Commission

December 5, 2024

RESPONSE:

The Company has revised its disclosure on pages 79 and 80 to include the language below:

Factors Affecting the Comparability of Our Results of Operations

Our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Take-Private Transaction

On August 16, 2022, we were acquired in an all-cash Take-Private Transaction by Thoma Bravo. As a result of the Take-Private Transaction, SailPoint Parent, LP indirectly acquired all of the capital stock of STHI, a Delaware corporation that was previously traded on the New York Stock Exchange under the symbol “SAIL” from November 2017 until the completion of the Take-Private Transaction on August 16, 2022. SailPoint Parent, LP was formed in connection with the Take-Private Transaction to serve as a holding company and did not have previous operations. Accordingly, STHI is viewed as the predecessor to SailPoint Parent, LP, and the consolidated financial statements included elsewhere in this prospectus present consolidated financial information of (i) STHI as the predecessor for periods prior to the Take-Private Transaction and (ii) SailPoint, LP as the successor for periods from and after the Take-Private Transaction.

The Predecessor and Successor consolidated financial information are not comparable primarily due to the application of acquisition accounting in the Successor financial statements as of August 16, 2022 (the date on which the Take-Private Transaction was completed), which generally requires, among other things, that the identifiable assets acquired and liabilities assumed be recognized at their estimated fair values as of the date on which the Take-Private Transaction was completed and the excess of the purchase price over the fair value of such identifiable assets and liabilities be recognized as goodwill. See Note 5—Business Combinations to the consolidated financial statements included elsewhere in this prospectus for more information. Due to this application of acquisition accounting, (i) Successor’s amortization expense from acquired intangible assets is higher than Predecessor’s, which negatively impacts Successor’s cost of revenue and operating expenses (research and development expenses and sales and marketing expenses) as compared to Predecessor’s, and (ii) Successor’s amortization expense related to contract acquisition costs is lower than Predecessor’s (the fair value of the acquirer contract acquisition cost balance was determined to be nil), which positively impacts Successor’s operating expenses (sales and marketing expenses) as compared to Predecessor’s. In addition, acquisition-related transaction costs incurred as part of the Take-Private Transaction were expensed as incurred in the Predecessor period and all transaction expenses that were contingent on the completion of the Take-Private Transaction were

Securities and Exchange Commission

December 5, 2024

recorded in the Predecessor period, which positively impacted Successor’s operating expenses (general and administrative expenses) as compared to Predecessor’s. Also, as a result of the Take-Private Transaction, (a) interest expenses have materially increased due to the Term Loan, which we entered into in connection with the Take-Private Transaction, (b) equity-based compensation has increased due to cash-settled awards and incentive units, which negatively impacts Successor’s cost of revenue and operating expenses (research and development expenses, sales and marketing expenses, and general and administrative expense), (c) we incur Thoma Bravo monitoring fees (which are annual service-fees for consultation and advice related to corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings; see Note 11 “Related Party Transactions” in the notes to our consolidated financial statements appearing elsewhere in this prospectus for more information), which negatively impacts Successor’s operating expenses (general and administrative expenses), although we incur less costs associated with operating as a private company, and (d) the effective tax rate increased due to the change in valuation allowance in connection with the Take-Private Transaction.

The Take-Private Transaction did not, however, have any direct effects on our key business metrics (ARR, SaaS ARR, and dollar-based net retention rate). The Take-Private Transaction also did not result in a material change of management, with four of the five current executive officers, including the Chief Executive Officer and the President, serving in the same or substantially same capacities as they did prior to the Take-Private Transaction.

Key Business Metrics, page 76

4.	Identify the metrics of your predecessor in your comparisons of key business metrics.

RESPONSE:

The Company has revised its disclosure on page 76 to address the Staff’s comment.

Securities and Exchange Commission

December 5, 2024

Non-GAAP Financial Measures, page 79

5.

To avoid undue prominence, please present and discuss Non-GAAP financial measures after the discussion of your results of operations. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company revised its disclosure by relocating the presentation and discussion of Non-GAAP financial measures to begin on page 93.

Results of Operations, page 85

6.

We note your response to prior comment 12. Provide pro forma financial information to give effect to the August 2022 acquisition of SailPoint Technologies Holdings, Inc., prepared in accordance with Article 11 of Regulation S-X. In addition, as we previously stated in our comment, the pro forma financial information should not be discussed in MD&A in isolation or presented with greater prominence than a discussion of the historical financial statements required by Item 303 of Regulation S-K. In this regard, you should provide a comparative discussion of the audited financial statements, which reflect the acquisition occurring in August 2022. Your pro forma discussion should be identified as such and clearly explain what is being presented, how the amounts were calculated, and why it is meaningful.

RESPONSE:

Pursuant to a telephonic discussion with the Staff on November 18, 2024, the Staff clarified that the Company need not provide Article 11 pro forma financial information to give effect to the August 2022 acquisition of SailPoint Technologies Holdings, Inc. so long as the Company did not present 2023 financials results on a combined basis. The Company advises the Staff that the Company has removed all references to combined 2023 results from the Revised Draft Registration Statement and has presented only historical, Predecessor and Successor audited results for 2023. Accordingly, the Company has not included pro forma financial information to give effect to the August 2022 acquisition of SailPoint Technologies Holdings, Inc. in the Revised Draft Registration Statement.

Business

Technology, page 120

7.

We note your response to prior comment 14 and your disclosure that Identity Cube is a key element of your data layer underpinning Atlas and that Identity Security Cloud is built on the Atlas platform. Please expand your disclosure to specifically clarify whether Identity Cube is available to customers who use IdentityIQ and, if so, how such customers may use Identity Cube.

Securities and Exchange Commission

December 5, 2024

RESPONSE:

The Company has revised its disclosure on page 120 to delete the ~~struck-through~~ language and to include the bolded language below:

The Identity Cube is a key element of our data layer, providing a 360-degree view on every identity. The Identity Cube provides a complete view of each identity, including attributes, entitlements, access rights, and risk scores. It is extensible by the customer to include data attributes that are relevant specifically to their organizations.

In an on-premise deployment scenario, the Identity Cube is a part of every IdentityIQ installation. As user data and other attributes are aggregated from enterprise HR systems, directories, and the like, the Identity Cube is populated. From there, core life cycle functions such as provisioning new accounts for users can be accomplished. The Identity Cube is an integral part of the product, not an add-on or optional module.

In a cloud deployment scenario, the Identity Cube is also a part of every implementation and functions in the same way. The difference is architectural, with the Identity Security Cloud version of the Identity Cube being optimized for a multi-tenant, cloud native architecture. In addition, in the SaaS deployment scenario, there are additional data facilities available that, when combined with the Identity Cube, represent our unified data model.

~~A unified data layer underpins Atlas and establishes visibility and context to power our intelligent platform. Identity Cube is a key element of our data layer~~ In both scenarios, ~~providing a 360-degree view on every identity and optimizing decision-making, connectivity, insights, and reporting for Identity Security Cloud and IdentityIQ.~~ the Identity Cube utilizes insights of the complex dependencies between identities, applications, data, and activities to create specialized data models that understand the effective access of an identity, patterns, and the potential risk level, whether in the cloud or on-premises. The connective, scalable, configurable, and automated nature of our Identity Security Cloud and IdentityIQ solutions allows us to secure identities for the most complex global organizations across all industries with AI-based security tools that provide comprehensive, scalable, and fast identity security to solve the needs of modern organizations.

Securities and Exchange Commission

December 5, 2024

The operational data derived from the data layer is organized into structured tables that represent real-world entities and their relationships. SailPoint’s account correlation, orphan account management, and risk scoring capabilities allow security professionals and business managers to track who has access to what and how often they use it and to rectify risky or dated access. With the help of Identity Cube’s context and the data layer, operational and security systems can make informed decisions about access and perform key remediation and change requests on our identity platform via our standardized application program interfaces and software development kits.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-7

8.

We note in conjunction with the Corporate Conversion, all of your outstanding partnership interests will be converted into shares of common stock. Please comply with the guidance in SAB Topic 4:C or advise us.

RESPONSE:

The Company acknowledges the Staff’s comment and will revise to include the requested information upon completion of the Corporate Conversion.

Consolidated Statements of Operations, page F-8

9.

We note the number of shares of common stock to be received by former partners of SailPoint Parent, LP in the Corporate Conversion will be determined by reference to the initial public offering price per share of your common stock. Please present restated earnings per share, computed in a manner similar to a stock split or stock dividend for which retroactive treatment is required in accordance with the guidance in ASC paragraph 260-10-55-12 or advise us.

RESPONSE:

The Company acknowledges the Staff’s comment and will revise to include the requested information upon completion of the Corporate Conversion.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Michael P. Keeley, P.C. at (312) 862-2144 or, in his absence, Lanchi D. Huynh at (214) 972-1673.

Securities and Exchange Commission

December 5, 2024

Sincerely,

/s/ Bradley C. Reed, P.C.
Bradley C. Reed, P.C.

cc:	Mark McClain, Chief Executive Officer, SailPoint Parent, LP

Chris Schmitt, General Counsel and Secretary, SailPoint Parent, LP